FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2006
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                                          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Press Release, “Dr Reddy’s launches ‘Doxobid’ – a new oral bronchodilator for asthma & COPD,” May 15, 2006.

(2)	Press Release, “Dr. Reddy’s to release FY06 results May 31, 2006; Earnings call slated for May 31, 6.30 PM IST/9.00 AM EST,” May 24, 2006.

(3)	Press Release, “Dr. Reddy’s FY06 revenue at Rs. 24,267 million; Net income at Rs. 1,629 million,” May 31, 2006.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr Reddy’s launches ‘Doxobid’ — a new oral bronchodilator for asthma & COPD
May 15 2006, Hyderabad, India : Dr Reddy’s has introduced for the first time in India, a European research product Doxofylline, a novel second-generation xanthine bronchodilator. Dr. Reddy’s has introduced this product under license agreement from Kent Union Ltd, Hong Kong and marketing cooperation with Netherlands based Pharma Company — Eurodrug Laboratories BV.
Doxofylline is introduced under the brand name “Doxobid” and will be available in a special pack of 10’s in 400 mg dosage. Doxobid is meant to treat patients suffering from asthma & COPD (Chronic Obstructive Pulmonary Disease).
Launched nationwide, Doxobid will further help Dr. Reddy’s to consolidate its position in the asthma & COPD segment as the company has been moving towards strengthening its respiratory portfolio.
Notes to the Editor:
w Doxobid is a unique methly xanthine with proven remarkable bronchodilator effect coupled with lesser side effects.
w The total market of methyl xanthines (combinations & plain) is estimated to be around at Rs. 60 crores.
w Asthma & COPD can cause significant limitation in carrying out daily routines of millions of Indians causing a huge social and economic burden to our nation.
w Apart from the disheartening physical limitations, Asthma & COPD also has a strong psychosocial impact, causing great emotional distress for patients.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-55511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s to release FY06 results May 31, 2006; Earnings call slated for May 31, 6.30 PM IST/9.00 AM EST
Hyderabad, India, 24th May, 2006: Dr. Reddy’s Laboratories (NYSE: RDY) will announce results for the Fourth Quarter and Full Year ended March 31, 2006 on Wednesday, May 31, 2006 after the Board Meeting. The results will be available on the Company’s website www.drreddys.com
Summary of Events

Event	Date and Time (IST)	Medium
Release of financial results	May 31, after the Board Meeting	Email, Media, Company website,
Businesswire

Earnings Call	May 31, 6.30 PM IST / 9.00 AM EST	Hosted by the Company
(Details below)

Webcast of Earnings Call	May 31, 6.30 PM IST / 9.00 AM	URL available on Company’s website,
	EST through August 29, 2006	www.drreddys.com

Transcripts of the Earnings call	Within 7 working days of the call	URL available on Company’s website,
www.drreddys.com
Earnings Call
Following the release, the management of the Company will host an earnings call to discuss the Company’s financial performance.

Date	Timing	Dial-in number
Participants from India
022.2781.2277

Stand by – 022 55917977

Participants from the US
May 31, 2006	India — 6.30 PM	1 706 643 0243
	US EST — 9.00 AM	Conference ID: 9523414#
Toll Free No: 877 209 0463

Participants outside India & US (Singtel bridge)
65 6668 7512
Conference Code: 409283#
No password/pin number is necessary to dial in to any of the other calls. As participation in the call is limited, early registration is encouraged. The operator will provide instructions on asking questions before and during the call.
Audio Webcast

The audio webcast of the earnings call will be available to all interested parties at www.drreddys.com. Please visit the web site at least fifteen minutes ahead of the scheduled start time to register and to download and install any necessary audio software. Participants in the webcast can listen to the proceedings, but will not be able to ask questions. The replay will be available 2 hours after the earnings call, through August 29, 2006.
Transcript
The transcript of the earnings call will also be available on the Company’s website within 7 working days of the call.
About Dr Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research program of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management. Website: www.drreddys.com
Contact Information
For further information please contact:
Investor Relations: Nikhil Shah (nikhilshah@drreddys.com) or on +91-40-55511532
Safe Harbor
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s FY06 revenue at Rs. 24,267 million; Net income at Rs. 1,629 million;
•	Revenues cross the $500 million milestone

•	The Board of Directors recommend final dividend of 100% on face value of Rs. 5 per share

•	The Board of Directors recommend the issue of bonus equity shares in the ratio of 1:1 (one equity share for each equity share held)

•	Dr. Reddy’s compliant with section 404 of the U.S. Sarbanes Oxley Act — first manufacturing company in India
Hyderabad, India, May 31, 2006: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its audited financial results for the year ended March 31, 2006.
Key highlights
•	Revenues at Rs.24.3 billion; YOY growth of 25% driven by well-diversified growth across businesses and markets

•	Revenues from international markets grew by 25% to Rs. 16 billion.

•	Revenues from India grew by 24% to Rs. 8 billion.

•	Combined revenues from acquisitions of betapharm and CPS business in Mexico at Rs.1.5 billion.

•	Decrease in R&D investments by 23% to Rs 2.2 billion. This decline was due to R&D partnerships U.S. generics, which helped to reduce R&D investments by Rs.384 million. Excluding this benefit, R&D investments decrease by Rs 266 million compared to FY05, on account of lower R&D expenses in Generics & Discovery.

•	Net profit grows to Rs 1,629 million for FY06 from Rs 211 million in FY05. This translates to a diluted EPS of Rs. 21.24 as against Rs 2.76 in FY05.

•	Dr. Reddy’s is the first manufacturing company in India to be compliant with Section 404 of the Sarbanes Oxley Act of 2002 (“SOX Act”) well in advance of the mandatory deadline of 31 March 2007. With this certification, Dr. Reddy’s ranks among the earliest foreign filers to have achieved this milestone.
Key Revenue Highlights
•	Revenue growth driven by diversified growth across key geographies and businesses including acquisitions.

•	Revenues in branded formulations business increase by 27% to Rs.10 billion in FY06 from Rs. 8 billion in FY05 driven by growth across key countries.

•	Revenues from international markets increase by 27% to Rs. 4.4 billion, driven by growth in Russia as well as CIS region.

•	Revenues from India increase by 27% to Rs. 5.5 billion, driven by growth in key brands as well as positive impact of VAT implementation in India since April 2005.

•	Revenues in the API business increase by 19% to Rs 8.2 billion in FY06 from Rs. 6.9 billion in FY 05 driven primarily by sales of terbinafine, montelukast and sertraline.

•	Revenues from custom pharmaceuticals services business increase to Rs 1,327 million from Rs 312 million in FY05. Even after excluding contributions from acquisitions, revenues increase by 68% to Rs. 523 million, driven by growth in customer base and product portfolio.

•	Revenues in U.K. generics at Rs 1.7 billion as against Rs 1.3 billion in FY05; YoY growth of 28% driven by higher pricing and volume growth in omeprazole and amlodipine maleate.

•	In North America, revenues declined from Rs.2.2 billion in FY 05 to Rs.1.6 billion in FY 06 primarily due to decline in citalopram and continued pricing pressure in fluoxetine and tizanidine. Combined revenues from the products declined to Rs 581 million from Rs 1,336 million in FY 05. This decline was partially offset by new product launches of glimpiride and zonisamide, with combined revenues of Rs. 140 million.
Corporate Actions
•	Acquisition of betapharm, 4th largest generics company in Germany, for € 480 million ($576 million) in cash. This combination of Dr. Reddy’s and betapharm offers an excellent opportunity to build on the unique strengths of each company to emerge as a leading generics player in Europe in the long- term.

•	Acquisition of Roche’s API business at the manufacturing site in Cuernavaca, Mexico including all employees and business supply contracts for $61.5 million. This acquisition will help Dr. Reddy’s to emerge as a leading player in Custom Pharmaceutical Services (CPS) segment and position itself as a partner of choice for strategic outsourcing needs of Innovator companies globally.

•	Dr. Reddy’s promoted India’s first integrated drug development company, Perlecan Pharma Private Limited, together with Citigroup Venture Capital International Growth Partnership Mauritius Limited and ICICI Venture Funds Management Company. Perlecan will be engaged in the clinical development and out-licensing of New Chemical Entity (NCE) assets. As part of agreement, Dr. Reddy’s has assigned all rights in respect of 4 NCEs.

•	Agreement with Rheoscience A/S for joint development and commercialization of balaglitazone (DRF 2593), a partial PPAR-gamma agonist, for the treatment of type 2 diabetes. The long-term carcinogenicity studies on balaglitazone have been completed. The results are expected by the end of the year.

•	Collaboration with Argenta Discovery Ltd for joint development and commercialization of a novel approach to the treatment of Chronic Obstructive Pulmonary Disease (COPD). Both parties to collaborate to identify clinical candidates from a certain class of Dr. Reddy’s compounds for use as potential treatments for COPD.

•	Agreement with Merck & Co., Inc., allowing the Company to distribute and sell authorized generic versions of Proscar® and Zocor® provided there is 180-day exclusivity for the first-to-filer for either product.

•	Acquisition of 3 off-patent NDA assets from Protein Design Labs with combined annual sales in the range of $4-5 million
Commenting on the full year results, GV Prasad, Chief Executive Officer, Dr. Reddy’s Laboratories, said, “The year 2005-06 has been a satisfying one for all of us as we improved short-term profitability without compromising our long-term strategic initiatives. We were able to achieve both these objectives through a combination of corporate initiatives as well as improvement in operations. Our revenues crossed the $500 million milestone, registering a 25 percent growth. The most satisfying part of our performance in 2005-06 has been the contribution from all key geographies and businesses, including the contribution from acquisitions. We believe that with all the initiatives that we have undertaken in the last few years, we have built a strong foundation and look forward to a period of sustainable and profitable growth beginning 2006-07.”
INCOME STATEMENT FOR THE YEAR ENDED MARCH 31, 2006
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 44.48
EXTRACT FROM THE AUDITED INCOME STATEMENT

	FY06			FY05
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Total Revenues	546	24,267	100%	438	19,472	100%	25%
Cost of revenues	279	12,417	51%	211	9,386	48%	32%
Gross profit	266	11,850	49%	227	10,086	52%	17%
Selling, General & Administrative Expenses	181	8,029	33%	153	6,810	35%	18%
R&D Expenses (1)	48	2,153	9%	63	2,803	14%	-23%
Amortization Expenses	9	420	2%	8	350	2%	20%
Other operating (income)/expense net (2)	-7	(320)	1%
Operating income before forex loss/(gain)	35	1,568	6%	3	122	1%	1185%
Forex Loss/ (Gain)	3	126	1%	11	489	3%	-74%
Operating income/(loss)	32	1,442	6%	-8	(366)	-2%	NC
Equity in loss of affiliates	2	88	0%	1	58	0%	52%
Other expenses/(income) net	-12	(534)	2%	-12	(532)	-3%	0%
Income before income taxes and minority interest	42	1,887	8%	2	107	1%	1664%
Income tax (benefit)/expense	6	258	1%	-2	(94)	0%	NC
Minority interest	0	—	0%	0	(10)	0%	NC
Net income	37	1,629	7%	5	211	1%	672%
DEPS		21.24			2.76
Exchange rate		44.48			44.48
KEY BALANCE SHEET ITEMS
Cash and cash equivalents	83	3,712		209	9,288
Borrowings from banks	205	9,132		63	2,796
Investment securities	25	1,105		29	1,306
Accounts receivable, net of allowances	108	4,802		81	3,587
Inventories	155	6,895		79	3,500
Property, plant and equipment, net	204	9,086		159	7,058

1.	Income from ICICI venture funds toward Generics R&D partnership funds amounting to Rs. 384 million

2.	Includes profit on sale of finished dosages facility at Goa amounting to Rs. 388 million
Segmental Analysis
Active Pharmaceutical Ingredients (APIs)
•	Revenues at Rs 8.2 billion as against Rs 6.9 billion in FY05. YoY growth of 19%

•	Revenues outside India at Rs 5.9 billion as against Rs 4.9 billion in FY05. YoY growth of 20%; Growth in key international markets more than offset the decline in North America.

•	Revenues in Europe grew by 30% from 1.1 billion to Rs. 1.4 billion primarily led by growth of key products of terbinafine, montelukast and sertraline. Revenues from these products helped to more than offset the decline in ramipril due to increased competition.

•	Revenues in India at Rs 2.3 billion as against Rs 2.0 billion in FY05. YoY growth of 16% primarily on account of increase in sales of key products.

•	Revenues in rest of the world increased to Rs. 2.8 billion from Rs. 2.0 billion primarily driven by growth in Israel, Turkey, Mexico and Brazil.

•	Revenues in North America at Rs 1.7 billion as against Rs 1.8 billion in FY05. This decline was primarily due to decrease in sales of new products as well as decline in key commercialized products.

•	The Company filed 17 US DMFs during the year taking the total filings to 81. The company also filed 8 Canada DMFs and 5 European DMFs.
Generics
•	Revenues in this segment at Rs 4.1 billion as against Rs 3.6 billion in FY05; Growth in U.K and revenues from acquisition of betapharm (starting 3rd March 2006) largely offset decline in North America.

•	North America contributed 40% to the total revenues & Europe (including betapharm) contributed 60%.

•	Excluding betapharm, revenues in Europe grew by 28% to Rs 1.7 billion as against Rs 1.3 billion in FY05. This growth was primarily driven by higher revenues from omeprazole and amlodipine maleate due to higher pricing in first two quarters. Combined revenues from these products grew from Rs. 505 million in FY05 to Rs. 951 million in FY06. The acquisition of betapharm contributed Rs. 705 million in revenues (starting 3rd March 2006).

•	In North America, revenues declined from Rs.2.2 billion in FY 05 to Rs.1.6 billion in FY 06 primarily due to decline in citalopram and continued pricing pressure in fluoxetine and tizanidine. Combined revenues from the products declined to Rs 581 million from Rs 1,336 million in FY 05. This decline was partially offset by new product launches of glimpiride and zonisamide, with combined revenues of Rs. 140 million.

•	During the year, the Company filed 12 ANDAs, including 10 non Para IVs. This takes the total ANDAs pending at the USFDA to 49. The company also received 12 approvals including tentative approvals.
Branded Formulations — International
•	Revenues at Rs 4.4 billion, an increase of 27% over FY05. The growth was primarily driven by the performance of Russia & CIS markets.

•	Revenues in Russia increase by 23% to 2.6 billion as against Rs 2.1 billion in FY05. This growth was primarily driven by increase in sales from key brands of Omez, Nise, Ciprolet and Keterol. Overall Russian market grew by 30% (Pharmexpert MAT December 2005)

•	Revenues in CIS markets increase by 40% to Rs 827 million as against Rs 593 million in FY05. This growth was primarily driven by increase is sales from Ukraine and Kazakhstan.

•	Revenues in RoW markets increase by 19% to Rs 731 million as against Rs 613 million in FY05. The growth was primarily driven by increase in sales from South Africa, Myanmar, and Vietnam.

•	Revenues in Central and Eastern Europe grew by 74% to Rs 259 million as against Rs 149 million in FY05. This growth was mainly on account of better performance of Romania and Albania.
Branded Formulations — India
•	Revenues at Rs 5.5 billion, increase of 27%, from 4.4 billion in FY05.

•	Growth was primarily driven by growth in key brands of Omez, Nise, Stamlo and Recliment. The growth was positively impacted by higher off take by trade in Q1 FY06 following implementation of Value added tax system from April 2005.
Other Businesses
•	Revenues from custom pharmaceutical services (including acquisition in Mexico) increased to Rs 1,327 million from Rs 312 million in FY05. The acquisition in Mexico contributed Rs. 804 million in revenues (starting 31st December 2005).

•	Revenues in the critical care and biotechnology segment at Rs.691 million, an increase of 31%. The increase is mainly on account of growth in our critical care division by Rs 110 million driven by growth in revenues from exports by Rs. 69 million as well as growth in revenues from India by Rs. 41 million.
Income Statement Highlights
•	Gross profit margins on total revenues at 49% as against 52% in FY05. This decline is primarily on account of decline in revenues in US generics businesses due to continued pricing pressure. Revenues of FY05 also include Rs288 million of income in Discovery in respect of license fees of DRF 2593 & DRF 4158.

•	R&D investments decrease by 23% to Rs 2.2 billion as against Rs 2.8 billion in FY05. As a share of revenues, R&D expenditure is at 9% as against 14% in FY05. During the year, the Company recognized Rs 384 million as income under the R&D partnership deal with ICICI Venture. Excluding this benefit, R&D investments decrease by Rs 266 million compared to FY05. This decrease is on account of lower R&D expenses in Generics & Discovery.

•	Selling, General & Administration (SG&A) expenses increase by 18% to Rs 8 billion. This compares with the 25% growth in revenues.

•	Other income (net) increases to Rs 534 million from Rs 532 million in FY05. This includes net interest income of Rs 507 million.

•	Amortization at Rs. 420 million as compared to Rs. 350 million in FY05. This includes amortization of Rs. 157 million relating to intangibles acquired in betapharm and CPS business in Mexico.

•	Net income at Rs 1,629 million (7% of total revenues) as against Rs 211 million (1% of total revenues) in FY05. This translates to a diluted EPS of Rs 21.24 as against Rs 2.76 in FY05.

•	During the year, the Company incurred capital expenditure (net) of Rs 1.2 billion.

INCOME STATEMENT FOR THE YEAR ENDED MARCH 31, 2006
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 44.48

	Q4			Q4
	FY06			FY05
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Total Revenues	157	6,974	100%	96	4,252	100%	64%
Cost of revenues	91	4,036	58%	50	2,218	52%	82%
Gross profit	66	2,938	42%	46	2,034	48%	44%
Selling, General & Administrative Expenses	52	2,279	33%	39	1,721	40%	32%
R&D Expenses (1)	15	678	10%	21	946	22%	-28%
Amortization Expenses	3	162	2%	2	87	2%	86%
Other operating (income)/expense net (2)	-7	(320)	-5%	0	—	0%
Operating income before forex loss/(gain)	3	139	2%	-16	(721)	-17%	-119%
Forex Loss/ (Gain)	1	18	0%	2	69	2%	-74%
Operating income/(loss)	2	121	2%	-18	(789)	-19%	-115%
Equity in loss of affiliates	3	48	1%	2	100	2%	-52%
Other expenses/(income) net (2)	8	369	5%	-4	(160)	-4%	-331%
Income before income taxes and minority interest	-7	(297)	-4%	-15	(646)	-15%	-54%
Income tax (benefit)/expense	-1	(62)	-1%	-3	(127)	-3%	-51%
Minority interest	0	(1)	0%	0	(21)	0%	-95%
Net income	-5	(236)	-3%	-11	(520)	-12%	-55%

(1)	Income recognition under Generics R&D partnership with ICICI venture amounting to Rs 44 million

(2)	Includes profit on sale of finished dosages facility at Goa amounting to Rs. 388 million recognized in Q3 FY06, reclassified to other operating (income)/expense net, from other expenses/(income) net.
Business Highlights
•	Revenues at Rs 6.9 billion as against Rs 4.2 billion in FY05. YoY growth of 64% driven by well diversified growth across businesses.

•	Excluding acquisitions, revenues grow by 29% to Rs. 5.5 billion

•	The subdued performance during the quarter was primarily due to the significantly lower gross margin ratio at 42% of revenues. For the first nine months, the gross margin ratio was at 52% of revenues. The decline in gross margin ratio was primarily due to the combined effect of lower proportion of revenues from international branded formulations segment to total revenues, lower margins in U.K. and the 11% contribution to total revenues from Mexico, which earn gross margins much below company average gross margins.

•	The fourth quarter includes the financials of betapharm for 28 days and CPS business in Mexico for 90 days.

•	Selling, General and Administration (SG&A) expenses increase by 32% to Rs 2.3 billion. This compares with the 64% growth in revenues.

•	R&D investments decrease by 28% to Rs 678 million as against Rs 946 million in FY05. As a share of revenues, R&D expenditure is at 10% as against 22% in FY05. During the quarter, the Company recognized Rs 44 million as income under the R&D partnership deal with ICICI Venture. R&D expenses in Q4 FY 05 include Rs.277 million as write-off related to our acquisition of Trigenesis. Excluding the impact of above, R&D investments increase by Rs 54 million compared to Q4 FY05.

•	Amortization at 162 million, an increase of 87%, primarily due to amortization of Rs. 157 million in respect of intangibles acquired in betapharm and CPS business in Mexico.

•	Decrease in other income by Rs. 209 million as we used the cash reserves for the acquisitions in Mexico and Germany.

•	Net income at Rs. (236) million as against Rs. (519) million in Q4 FY05.
Other Revenue Highlights
•	Revenues in branded formulations business increased by 38% to 2.1 billion in Q4 FY06 from Rs. 1.5 billion in Q4 FY05 driven by growth across geographies.

•	Revenues from international markets grew by 19% to Rs. 810 million, driven by growth in Europe as well as the CIS region.

•	Revenues from India grew by 53% to Rs. 1,269 million, driven by growth in key brands.

•	Revenues in the API business increased by 19% to Rs 2.1 billion in Q4 FY06 from Rs. 1.8 billion in Q4 FY 05 driven primarily by sales of key products.

•	Revenues from custom pharmaceuticals services business increased to Rs 1,037 million from Rs 91 million in Q4 FY05. Excluding contributions from acquisitions, revenues grew from Rs. 91 million to Rs. 233 million, driven by growth in customer base and product portfolio.

•	Revenues in North America generics at Rs 544 million as against Rs 345 million in Q4 FY05; YoY growth of 57% driven by revenues of glimipiride (launched in Q3 FY06) and the launch of zonisamide.

•	Revenues from the acquisitions of betapharm and CPS business in Mexico together amounted to Rs.1.5 billion.
General information
The following items were considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:
•	Audited financial results for the year ended March 31, 2006 as required under Clause 41 of the listing agreement.

•	The Board of Directors have recommended the issue of bonus equity shares to the shareholders at the ratio of 1:1 (one equity share for each share held) for all existing shareholders including American depository Shares on the record date to be fixed by the Board

•	The Board of Directors have recommended a final dividend of Rs. 5 per share of face value of Rs.5.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media
M Mythili at mythilim@drreddys.com or on +91-40-55511620
Notes
1. In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q2 FY03.
2. Current quarter financial discussions below are on a consolidated basis as per the US GAAP.
3. Detailed analysis of the financials is available on the Company’s website at www.drreddys.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ V. Viswanath

Date: June 9, 2006		Name: V. Viswanath
Title: Company Secretary